PINE GROVE ALTERNATIVE INSTITUTIONAL FUND
& PINE GROVE ALTERNATIVE FUND
THREE CANAL PLAZA, SUITE 600
PORTLAND, ME 04101

SECRETARY’S CERTIFICATE

I, Adam R. Waldstein, do hereby certify that I am duly elected and acting Secretary of Pine Grove Alternative Institutional Fund and Pine Grove Alternative Fund (together the “Trusts”), each a Delaware statutory trust, and I further certify that the resolutions set forth below were approved by the Board of Directors of each of the Trusts (the "Board"), including a majority of the directors who are not "interested persons", as defined in Section 2(a)(19) of the 1940 Act, of the Company, through the unanimous written consent of the Board:

RESOLVED, that the Board hereby approves the inclusion of the Trusts as joint insureds under the fidelity bond, as amended (the “Joint Fidelity Bond”), issued by CNA Financial Corporation, and having a total coverage amount of $450,000 for the Trusts combined, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trusts from time to time and containing such provisions as may be required by the Investment Company Act of 1940, as amended (the "1940 Act"), and the rules promulgated thereunder;

FURTHER RESOLVED, that the Joint Fidelity Bond is hereby ratified and approved after consideration of all factors deemed relevant by the Board, including the amount of such Joint Fidelity Bond, the expected value of the assets of the Trusts to which any person covered under such Joint Fidelity Bond may have access, the estimated amount of the premium for such Joint Fidelity Bond, the type and terms of the arrangements made for the custody and safekeeping of the Trusts’ assets and the nature of the securities in the Trusts’ portfolios;

FURTHER RESOLVED, that upon consideration of, among other things, the amount of such Joint Fidelity Bond, the proposed allocation of premium for the Joint Fidelity Bond to each Trust, and the extent to which the share of the premium allocated to the Trusts under such Joint Fidelity Bond is less than the premium the Trusts would have paid had they maintained a single insured fidelity bond, the Board hereby ratifies and re-approves the share of the premium to be allocated to the Trusts, as insureds under the Joint Fidelity Bond, which is allocated equally amongst the Trusts;

FURTHER RESOLVED, that the officers of the Trusts be, and each hereby is, authorized to obtain such Joint Fidelity Bond coverage, in substantially the form presented, providing that, in the event that any recovery is received under such Joint Fidelity Bond as a result of a loss sustained by the earthier of the Trusts, as insureds, each of the Trusts shall receive an equitable and proportionate share of the recovery, but in no event less than the amount the Trust would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Secretary of the Company be, and hereby is, authorized and designated as the party responsible for making all necessary filings and giving all notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, That the officers of the Trust be, and each hereby is, authorized to take any actions and to execute any instruments that may be necessary or advisable to carry out the foregoing resolutions relating to the Trusts obtaining fidelity bond coverage

IN WITNESS WHEREOF, the undersigned has executed this certificate this 31th day of December 2015.

/s/ Adam R. Waldstein
Adam R. Waldstein
Secretary to the Trusts